                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                               INVICTA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46183P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            ROBERT H. FRIEDMAN, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 2 of 23 Pages
----------------------------                     -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  LOUIS GLECKEL, M.D.(1)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    6,674,100(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                6,674,100(2)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     6,674,100(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     37.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         This constitutes the initial Schedule 13D filed by Louis Gleckel, M.D.

(2)         Consists of (a)74,100  shares of common stock held in an  individual account,  (b)2,200,000  shares of common  stock owned by LWG LLC, of which  Dr.  Louis  Gleckel  is the  sole  managing  member  and  (c)
            4,400,000  shares  of  common  stock  issuable  to LWG LLC  upon the exercise  of  warrants  within 60 days of the date of this  Schedule
            13D.

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 3 of 23 Pages
----------------------------                     -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        LWG LLC(3)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    6,600,000(4)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                6,600,000(4)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     6,600,000(4)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     37.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(3)         This constitutes the initial Schedule 13D filed by LWG LLC.

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 4 of 23 Pages
----------------------------                     -------------------------------

(4)         Consists of (a)  2,200,000  shares of common stock owned by LWG LLC, of which Dr.  Louis  Gleckel  is the sole  managing  member  and (b)
            4,400,000  shares  of  common  stock  issuable  to LWG LLC  upon the exercise  of  warrants  within 60 days of the date of this  Schedule
            13D.

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 5 of 23 Pages
----------------------------                     -------------------------------

            The following  constitutes  the initial  Schedule 13D filed by Louis
Gleckel, M.D. and LWG LLC (the "Schedule 13D").

Item 1.          Security and Issuer.
                 -------------------

                 This statement relates to shares of the common stock, $.001 par value per share ("Common  Stock"),  of Invicta  Corporation (the "Issuer").  The
principal  executive  offices of the Issuer are located at 1121  Holland  Drive,
Boca Raton, Florida 33487.

Item 2.          Identity and Background.
                 -----------------------

                 (a) This Statement is filed by Louis Gleckel, M.D., Chairman of the Board of Directors of the Issuer,  and LWG LLC, a Delaware limited liability company ("LWG").  Each of the foregoing are referred to as a "Reporting  Person"
and  collectively as the "Reporting  Persons".  Dr. Gleckel is the sole managing member of LWG.  Accordingly,  the  Reporting  Persons are hereby  filing a joint
Schedule 13D.

                 (b)  The  principal  business  address  of Dr.  Gleckel  is c/o
ProHealth Care  Associates,  LLP, 28000 Marcus  Avenue,  Lake Success,  New York
11042.

                 The  principal  business  address of LWG is c/o Louis  Gleckel,
M.D.,ProHealth Care Associates,  LLP, 2800 Marcus Avenue, Lake Success, New York
11042.

                 (c) Dr.  Gleckel  is the  founder  and Chief of  Cardiology  of
ProHealth Care Associates, LLP, a multi-specialty physician organization.

                 LWG is a limited liability company,  the purpose of which is to make investments in Invicta Corporation.

                 (d) During the last five years, neither Dr. Gleckel nor LWG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, neither Dr. Gleckel nor LWG has been  party  to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Dr. Gleckel is a citizen of the United States of America.

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 6 of 23 Pages
----------------------------                     -------------------------------

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 (a) The aggregate purchase price of the 74,100 shares of Common
Stock acquired by Dr.  Gleckel is $358,354.  All of such shares were acquired by
Dr. Gleckel with personal funds.

                 (b) The aggregate  purchase  price of the  2,200,000  shares of
Common Stock and the Warrant exercisable at 2.25 per share to purchase 4,400,000 shares of Common Stock  acquired by LWG is $2,200,000,  which  represents a cash investment of $200,000 and the conversion of a $2,000,000 convertible promissory note acquired by LWG from the Issuer.  The note which was converted  into shares of Common Stock was acquired with working capital.

Item 4.          Purpose of Transaction.
                 ----------------------

                 Each of the Reporting  Persons purchased the Common Stock based on his/its  individual belief that the purchase prices paid for the Common Stock provide an attractive  investment  opportunity.  Depending  upon overall  market conditions,  other investment  opportunities  available to each of the Reporting
Persons,  and the  availability  of shares of Common  Stock at prices that would make the  purchase of  additional  shares of Common Stock  desirable,  he/it may endeavor to increase his/its position in the Issuer through, among other things, the  purchase  of  shares  of  Common  Stock  on the  open  market,  in  private transactions,  through proposals to the Issuer, or otherwise,  on such terms and at such times as he/it may deem advisable.

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a)-(b)  The  aggregate  percentage  of shares of Common  Stock reported  owned by each person named herein is based upon  13,283,465  shares of
Common  Stock  outstanding,  which is the total number of shares of Common Stock outstanding  as reported in the Issuer's  Quarterly  Report on Form 10-Q for the
quarter ended September 30, 2001.

                 As of the close of business on December 31, 2001,  Dr.  Gleckel beneficially  owned 6,674,100 shares of Common Stock, of which 74,100 shares are owned by Dr.  Gleckel  individually  and  6,600,000  shares  are owned by LWG, a limited liability company of which Dr. Gleckel is the sole managing member,  and in the aggregate such shares constitute approximately 37.7% of the shares

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 7 of 23 Pages
----------------------------                     -------------------------------

outstanding.  Dr. Gleckel has sole voting and dispositive  power with respect to the 6,674,100 shares of Common Stock.

                 As  of  the  close  of  business  on  December  26,  2001,  LWG beneficially owned 6,600,000 shares of Common Stock, constituting  approximately
37.3% of the  shares  of  Common  Stock  outstanding.  All of such  shares  were acquired in connection with a private placement of shares of Common Stock by the
Issuer on May 19, 2001. LWG invested $200,000 in cash and converted a $2,000,000 convertible  promissory  note to purchase  2,200,000  shares of Common  Stock at
$1.00 per share and a warrant to purchase 4,400,000 shares of Common Stock at an exercise price of 2.25 per share.

                 (c)  Schedule B annexed  hereto lists all  transactions  in the
Issuer's Common Stock in the last sixty days by the persons named in Item 2.

                 (d)  Except  as  described  herein,  no person  other  than Dr.
Gleckel  is known to have the  right to  receive,  or the  power to  direct  the receipt of  dividends  from,  or  proceeds  from the sale of, such shares of the
Common Stock.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships
                 With Respect to Securities of the Issuer.
                 ----------------------------------------

                 There are no contracts,  arrangements or  understandings  among the persons  named in Item 2 or among the persons  named in Item 2 and any other person,  with  respect to the  securities  of the  Issuer,  other than the joint filing agreement among Dr. Gleckel and LWG and a provision  contained in the LWG
Operating  Agreement  whereby LWG is required to  distribute  to its members the shares  Common Stock and  warrants to purchase  Common Stock no later than March
15, 2002.

Item 7.          Material to be Filed as Exhibits.
                 --------------------------------

                 1.          Joint Filing Agreement by and between Louis
                             Gleckel, M.D. and LWG LLC dated December 26, 2001.

                 2.          LWG LLC Operating Agreement Dated March 15, 2001.

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 8 of 23 Pages
----------------------------                     -------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2002                /s/ LOUIS GLECKEL, M.D.
                                       ---------------------------------
                                       LOUIS GLECKEL, M.D.

                                       LWG LLC

                                       By:    /s/ Louis Gleckel, M.D.
                                              --------------------------
                                       Name:  Louis Gleckel, M.D.
                                       Title: Managing Member

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 9 of 23 Pages
----------------------------                     -------------------------------

                                   SCHEDULE B

                     Transactions in Shares of Common Stock
                         Within 60 Days of May 19, 2001,
            The Date of Event Which Requires Filing of This Statement

            On May 19, 2001 LWG LLC  invested  $200,000 in cash and  converted a
$2,000,000  convertible  promissory  note in  exchange  for  which  it  acquired
2,200,000  shares of Common Stock and a warrant to purchase  4,400,000 shares of
Common Stock at an exercise price of 2.25 per share.

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 10 of 23 Pages
----------------------------                     -------------------------------

                                  EXHIBIT INDEX

Exhibit                                                                 Page
-------                                                                 ----
1.          Joint Filing Agreement by and between                        11
            Louis Gleckel, M.D. and LWG LLC, dated
            December 26, 2001.

2.          LWG LLC Operating Agreement dated March 15, 2001             12

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 11 of 23 Pages
----------------------------                     -------------------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  December
26, 2001  (including  amendments  thereto)  with  respect to the Common Stock of
Invicta Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 26, 2001              /s/ Louis Gleckel, M.D.
                                      ---------------------------------
                                      LOUIS GLECKEL, M.D.

                                      LWG LLC

                                      By:    /s/ Louis Gleckel, M.D.
                                             ---------------------------
                                      Name:  Louis Gleckel, M.D.
                                      Title: Managing Member

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 12 of 23 Pages
----------------------------                     -------------------------------

                              AMENDED AND RESTATED
                               OPERATING AGREEMENT
                                       OF
                                     LWG LLC

            AMENDED AND RESTATED OPERATING AGREEMENT, made as of March 15, 2001, by and among the  signatories  hereto  (each a  "Member"  and  collectively  the
"Members").

                              W I T N E S S E T H:
                               -------------------

            WHEREAS,  on August 16, 2000 Louis Gleckel (the  "Managing  Member")
and the  holders  of Series B Units (as  hereinafter  defined)  formed a limited liability company pursuant to the laws of the State of Delaware for the purposes hereinafter set forth, and established  their respective  rights and obligations in connection with the limited liability company (the "Company");

            WHEREAS,  the  Managing  Member and the Series I3 Units  executed an
Operating  Agreement  for the Company  dated as of August 16, 2000 (the "Initial
Operating Agreement"); and

            WHEREAS,  the Company  desires to admit mew members by issuing  such members Series A Units (as hereinafter defined); and

            WHEREAS,  the Company, the Managing Member and the Members desire to amend and restate the Initial Operating Agreement in its entirety.

            NOW,  THEREFORE,  in consideration of the mutual covenants set forth herein and other valuable  consideration,  the receipt and  sufficiency of which hereby is acknowledged, the parties hereto agree as follows:

                                  1. Formation

            The  parties  hereby  confirm  that they  have  formed  the  Company pursuant to the provisions of the Delaware  Limited  Liability  Company Law, for
the purposes and the period and upon the terms and  conditions  hereinafter  set forth.  The parties have caused to be filed the  Certificate of Formation of the
Company,  and  agree to  execute,  acknowledge,  swear  to and  file  any  other documents required under applicable law.

                                    2. Name

            The name of the Company  shall be LWG LLC,  and all  business of the
Company  shall be conducted  under said name, or such other name as the Managing
Member from time to time may determine,  subject to the provisions of Article 15 of this Agreement.

                                  3. Purposes

            The sole  purpose of the  Company  is to  acquire,  own and/or  sell shares of common stock, par value $0.01 per share ("Common  Stock"),  of Invicta
Corporation  ("Invicta"),   including  the  acquisition,   ownership,  exercise,
conversion,  and/or sale of warrants to purchase  shares of Common  Stock and/or other  securities  convertible into or exchangeable for shares of Invicta Common
Stock; and to carry on any other activities  necessary to, in connection with or incidental to the  foregoing,  as the Managing  Member in his  discretion  deems desirable.

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 13 of 23 Pages
----------------------------                     -------------------------------

                              4. Place of Business

            The  principal  place of business  of the  Company  shall be at 2800
Marcus Avenue, Lake Success, New York, in the County of Nassau, or at such other or additional  places of business  within or outside of the State of Delaware as the Managing  Member from time to time may designate.  The Managing Member shall notify the Members of any change of the principal place of business.

                                    5. Term

            The  term  of  the  Company  shall  commence  on the  filing  of the
Certificate of Formation of the Company, and shall be perpetual in duration.

                            6. Capital Contributions

            The initial capital of the Company shall be $2,550,000,  which shall consist of the  aggregate of the capital  contributions  to be made  pursuant to this  Article 6 as set forth in  Schedule  "A"  attached  hereto and made a part hereof.

            The  Managing  Member  and the  Members  shall  not be  required  to contribute  to the capital of the Company  following  formation  of the Company.
Members admitted subsequent to the formation of the Company shall be required to contribute to the Capital of the Company.

            Except as  specifically  provided in this  Agreement  or required by law, no Member shall have the right to withdraw or reduce his  contributions  to the capital of the Company  without the express  written consent of the majority of the Members'  Interest (as hereinafter  defined) and the Managing Member.  No
Member  shall have the right to demand and  receive  any  distribution  from the
Company in any form other than cash,  regardless  of the nature of such Member's capital contribution.  No Member shall be paid interest on capital contributions to the Company.

            The liability of any Member for the losses,  debts,  liabilities and obligations of the Company shall be limited to paying: the capital  contribution of such  Member  when due  under  this  Agreement;  such  Member's  share of any undistributed  assets of the Company; and (only if and to the extent at any time required by applicable law) any amounts previously distributed to such Member by the Company.

                        7. Loans and Advances by Members

            If any  Member  shall loan or  advance  any funds to the  Company in excess of the capital  contribution of such Member prescribed herein,  such loan or advance shall not be deemed a capital  contribution  to the Company and shall not in any respect increase such Member's interest in the Company.

                        8. Allocations and Distributions

            As used in this Agreement, the terms "net profits" and ..net losses"
shall  mean the  profits  or  losses  of the  Company  from the  conduct  of the
Company's  business,  after all expenses  incurred in connection  therewith have been paid or provided for. The net profits or net losses of the Company shall be determined by the Company's  accountants in accordance  with generally  accepted accounting  principles  applied in  determining  the  income,  gains.  expenses, deductions  or losses,  as the case may be,  reported by the Company for Federal income tax purposes.

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 14 of 23 Pages
----------------------------                     -------------------------------

            Each Member or Managing Member shall be allocated a number of Series
"A" or Series "B" units (the "Units") based on their capital  contribution  at a cost of not less than  $1.00 per Unit.  The term  "Members'  Interest"  shall be determined  by the number of Units held by each  Member at any one time,  as set forth opposite the name of each Member in Exhibit "A".

            Except as otherwise  provided in this  Agreement or required by law, distributions  of  cash  receipts  of  the  Company,  other  than  from  capital transactions,  shall be allocated by the Managing  Member among the Members on a per Unit basis in  proportion  to the  Members'  Interest.  Except as  otherwise provided in this  Agreement or required by law,  distributions  of cash receipts from capital  transactions shall be allocated to the Members on a per Unit basis in proportion to the Members'  Interest,  with distributions made on a quarterly basis except that if the capital  transaction is a sale of the shares of Invicta
Common Stock and the warrants, the distribution shall give effect to, and result in the same  financial  outcome as, the exchange  ratio set forth in Section 11.
After giving effect to the special  allocations  set forth in Section 9, for any taxable year of the Company, net profits or net losses shall be allocated to the
Members on a per Unit basis in proportion to the Members' Interest.

            In no event shall any Member be entitled to a distribution in excess of the  number of Units held by him upon a  conversion  of Units as set forth in
Article 10 or 11.

                       9. Special Allocation Provisions.
                          -----------------------------

            General  Limitation.   Notwithstanding   anything  to  the  contrary
contained in this Article 8, no allocation shall be made to a Member which would cause such Member to have a deficit balance in its Capital Account which exceeds the sum of such  Member's  share (if any) of the  recourse  debt of the Company, such Member's share of Company Minimum Gain (as defined below in this Article 8)
and such  Member's  share of Member  Nonrecourse  Debt  Minimum Gain (as defined below in this Article 8). If the limitation  contained in the preceding sentence would  apply  to  cause  an  item of loss or  deduction  to be  unavailable  for allocation  to all  Members,  then  such  item  of loss or  deduction  shall  be allocated  between  or  among  the  Members  in  accordance  with  the  Member's
respective   "interests   in  the   Company"   within  the  meaning  of  Section
1.704-1(b)(3)  of the  regulations  (the  "Regulations")  promulgated  under the
Internal Revenue Code of 1986, as amended (the "Code").

            Qualified  Income  Offset.  In the  event  any  Member  unexpectedly receives an adjustment, allocation or distribution described in clauses (4), (5)
and (6) of Section  1.704-1(b)(2)(ii)(d) of the Regulations that results in such
Member having a negative  balance in its Capital Account in excess of the amount it is required to restore on a  liquidation  of the Company (or of the  Member's interest in the Company),  then,  after any allocations  required by the Company
Minimum Gain provisions below, such Member shall be allocated income and gain in an amount and manner sufficient to eliminate such excess as quickly as possible.
To the extent  permitted by the Code and the  Regulations,  any special items of income or gain allocated  pursuant to this paragraph shall be taken into account in  computing  subsequent  allocations  of Profits  and Losses  pursuant to this
Article 8, so that the net amount of any items so allocated  and the  subsequent
Profits and Losses  allocated to the Members pursuant to this paragraph shall to the extent possible,  be equal to the net amounts that would have been allocated to each  such  Member  pursuant  to the  provisions  of this  paragraph  if such unexpected adjustments, allocations or distributions had not occurred.

            Member  Nonrecourse  Deductions.  Notwithstanding  anything  to  the contrary  contained in Article 8 hereof, any and all items of loss and deduction and any and all expenditures  described in Section  705(a)(2)(B) of the Code (or treated as expenditures so described pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations)  (collectively,  "Member Nonrecourse  Deductions") that are (in accordance  with the  principles  set  forth  in  Section  1.704-2(i)(2)  of the
Regulations) attributable to Member Nonrecourse Debt (as such term is defined in
Section  1.704-2(b)(4) of the Regulations) shall be allocated to the Member that bears  the  Economic  Risk of Loss  pursuant  to  Section  1.752-2(b)-0)  of the
Regulations for such Member Nonrecourse Debt. If more than one Member bears such
Economic Risk of

----------------------------                     -------------------------------
CUSIP No. 46183P106                  13D             Page 15 of 23 Pages
----------------------------                     -------------------------------

Loss, such Member  Nonrecourse  Deductions  shall be allocated  between or among such  Members in  accordance  with the ratios in which they share such  Economic
Risk of Loss.  If more than one  Member  bears  such  Economic  Risk of Loss for different  portions of a Member  Nonrecourse  Debt,  each such portion  shall be treated as a separate Member Nonrecourse Debt.

            Company  Minimum  Gain.  Except to the extent  provided  in Sections
1.704-2(f)(2), (3), (4), and (5) of the Regulations, if there is, for any fiscal year of the Company  (presently  the calendar  year),  a net decrease in Company
Minimum Gain (as such term is defined in Sections  1.704-2(b)(2)  and (d) of the
Regulations,  as the same may be modified  in the  context of limited  liability companies), there shall be allocated to each Member, before any other allocation pursuant to this Article 8 is made under  Section  704(b) of the Code of Company items for such  Fiscal  Year,  items of income and gain for such Year  (and,  if necessary,  for  subsequent  years)  equal  to such  Member's  share  of the net decrease  in Company  Minimum  Gain.  A Member's  share of the net  decrease  in
Company Minimum Gain is the amount of such total net decrease  multiplied by the
Member's  percentage  share  of the  Company's  Minimum  Gain  at the end of the immediately  preceding  taxable  year,  determined  in  accordance  with Section
1.704-2(g)(1)  of the  Regulations.  Items of  income  and gain to be  allocated pursuant to the foregoing  provisions of this  paragraph  shall consist first of gains  recognized from the disposition of items of Company  property  subject to one or more Nonrecourse  Liabilities (as defined in Section 1.704-2(b)(3) of the
Regulations)  of the Company,  and then of a pro rata portion of the other items of Company income and gain for that year.

            Member  Nonrecourse Debt Minimum Gain. Except to the extent provided in Section 1.704-2(i)(4) of the Regulations, if there is, for any Fiscal Year of the Company,  a net decrease in Member Nonrecourse Debt Minimum Gain (as defined in Section 1.704-2(i)(2) of the Regulations,  as the same may be modified in the context of limited liability companies), there shall be allocated to each Member that has a share of Member  Nonrecourse  Debt Minimum  Gain at the  beginning of such Fiscal Year before any other  allocation  pursuant to this Article 8 (other than an  allocation  required  pursuant to the Company  Minimum  Gain  paragraph above) is made under Section 704(b) of the Code of Company items for such fiscal year, items of income and gain for such year (and, if necessary,  for subsequent years)  equal  to  such  Member's  share  of the  net  decrease  in  the  Member
Nonrecourse Debt Minimum Gain. The  determination of a Member's share of the net decrease  in Member  Nonrecourse  Debt  Minimum  Gain  shall be made in a manner consistent  with  the  principles  contained  in  Section  1.704-2(g)(1)  of the
Regulations. The determination of which items of income and gain to be allocated pursuant to the foregoing provisions of this paragraph shall be made in a manner that is consistent with the principles  contained in Section 1704-2(f)(6) of the
Regulations.

            Any  item  of  Company  income,  gain,  loss,  deduction  or  credit attributable  to property  contributed to the Company,  solely for tax purposes, shall be allocated among the Members in accordance with the principles set forth in Section 704(c) of the Code so as to take account of any variation between the adjusted  basis of such property of the Company for federal  income tax purposes and its fair  market  value at the time such  property  was  contributed  to the
Company.

            Members' Interest In Company Profits For Purposes Of Section 752. As
permitted  by Section  1.752-3(a)(3)  of the  Regulations,  the  Members  hereby specify that solely for purposes of determining  their  respective  interests in the  Nonrecourse  Liabilities  of the Company for purposes of Section 752 of the
Code, such interests shall be equal to their respective Percentage Interests.

                                   10. Voting

            Except as otherwise set forth in this Agreement, or required by law, the  Members  shall  have no voting  privileges  of any kind,  type or nature in connection with this Agreement.

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                             11. Conversion of Units

            On or before March 15, 2002, the Managing  Member shall upon written notice to be  delivered  to the  Members,  exchange  all Units as follows:  each
Series "A" Unit shall be  exchanged  for one (1)  unregistered  share of Invicta
Common  Stock and two (2) warrants  each  exercisable  for one (1)  unregistered share of Invicta Common Stock at a cost of $2.25 per share,  and each Series "B"
Unit shall be exchanged for one (1)  unregistered  share of Invicta Common Stock and one (1)  warrant  exchangeable  for one (1)  unregistered  share of  Invicta
Common  Stock at a cost of $2.25 per share.  Following  such  exchange of Units, such persons  shall no longer be Members of the Company and the Company shall be dissolved as set forth in Article 19.

              12. Conversion of Units Upon Merger or Consolidation

            In the event  Invicta  provides  its  shareholders  with a notice of meeting in connection with a merger,  consolidation or conveyance or transfer of all or  substantially  all of its  assets to  another  individual,  partnership, corporation,  limited liability company,  association,  trust, or unincorporated organization  (hereinafter  referred to as a "Person")  and the  successor to be formed by such  consolidation  or the survivor of such merger or the Person that will  acquire  by  conveyance  or  transfer  substantially  all of the assets of
Invicta,  as the  case  may be,  will  not be  Invicta,  then  all of the  Units allocated  hereunder shall immediately be exchanged for shares of Invicta Common
Stock and warrants as set forth in Article 11.

                       13. Books, Records and Tax Returns

            At all times during the  continuance  of the  Company,  the Managing
Member shall keep or cause to be kept complete and accurate records and books of account in which shall be entered each  transaction of the Company in accordance with generally accepted accounting principles.

            The fiscal year of the Company  for both  accounting  and income tax purposes shall be the calendar  year.  The Company shall report its  operations, net income and net losses in accordance with the methods of accounting  selected by the Managing Member.

            The  Managing  Member may employ on behalf of the Company and at the expense of the Company such firm of certified public accountants as the Managing
Member  in his sole  discretion  deem  appropriate  to  serve  as the  Company's accountants. The books of account shall be audited at the expense of the Company by certified public accountants promptly after the close of each fiscal year.

            The Managing Member shall be the "Tax Matters Member," shall prepare or cause to be prepared all Federal,  State and local income tax and information returns for the Company,  and shall cause such tax and  information  to be filed timely with the appropriate governmental  authorities.  Within seventy-five days after the end of each fiscal  year,  the Managing  Member shall  forward to each person who was a Member  during  the  preceding  fiscal  year a true copy of the
Company's  information  return filed with the Internal  Revenue  Service for the preceding  fiscal year. The Managing Member shall not be liable to any Member if any taxing  authority  disallows  or adjusts  any  deductions  or credits in the
Company's income tax or information returns.

            The cost of preparing all of the aforesaid records,  books,  returns and other items shall be borne by the Company.

                               14. Bank Accounts

            All funds of the Company shall be deposited in the Company's name in such bank account or accounts as shall be  designated  by the  Managing  Member.
Withdrawals from any such bank accounts shall be made only in the regular course of business of the Company and shall be made upon such  signature or  signatures as the Managing Member from time to time may designate.

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                15. Management of the Limited Liability Company

            The Members hereby  designate Louis Gleckel to serve as the Managing
Member  for the  Company.  In the  event  Louis  Gleckel  is  unable to serve as
Managing  Member due to his death or  disability  which  shall  prevent him from performing his duties as set forth herein,  the Members hereby appoint Robert L.
Fromer as  Managing  Member to  perform  his  duties  as set forth  herein.  The business  and  affairs of the  Company  shall be  conducted  and  managed by the
Managing Member of the Company in accordance with this Agreement and the laws of the State of Delaware. There shall be only one Managing Member.

            The Managing  Member shall have  responsibility  for the  day-to-day management of the business and affairs of the Company and shall devote such time and  attention  as the  Managing  Member  deems  necessary  to the  conduct  and management the business and affairs of the Company.

            The  Managing  Member  hereby is given sole power and  authority  to execute  instruments on behalf of the Company and to otherwise bind the Company.
No  Member,  other  than the  Managing  Member or his  designee,  shall have the authority, or shall take any action as a Member, to bind the Company.

            Except as provided  elsewhere in this  Agreement,  or by nonwaivable provisions  of applicable  law, the Managing  Member shall possess and enjoy all rights and powers necessary or appropriate for the conduct and management of the business  and  affairs  of the  Company  and  hereby is  authorized  to make all decisions relating to the business and affairs of the Company.

            The  Managing  Member may employ on behalf of the  Company,  on such terms and for such  compensation  as the  Managing  Member  may  determine,  any persons,  firms or  corporations,  including  accountants and attorneys,  as the
Managing Member, in his sole judgment, shall deem desirable for the business and affairs  of the  Company.  Any  such  person,  firm or  corporation  may also be employed by the Managing  Member in  connection  with any other  business of the
Managing Member.  The Managing Member shall be reimbursed by the Company for all direct  out-of-pocket  expenses incurred by the Managing Member on behalf of the
Company in connection  with the performance of his duties  hereunder,  including
without   limitation   amounts  payable  by  the  Managing  Member  for  office,
accounting,   bookkeeping   and  other  services,   materials,   facilities  and
professional and legal services rendered or furnished to the Company.

            The Managing  Member's duty of care in the discharge of the Managing
Member's  duties to the Company and the  Members is limited to  refraining  from engaging in grossly  negligent  conduct,  intentional  misconduct,  or a knowing violation  of law.  To the  extent of the  Company's  assets,  and to the extent permitted  by law, the Company  shall  indemnify  and hold the  Managing  Member harmless  from and  against  all  liability,  claim,  loss,  damage or  expense, including reasonable  attorneys' fees, incurred by the Managing Member by reason of any act or  omission of the  Managing  Member made in good faith on behalf of the Company.

            Except  as  expressly  provided  elsewhere  in this  Agreement,  any decisions which are to be made by the Members,  rather than the Managing Member, shall be made by the  affirmative  vote or consent  of  Members,  including  the
Managing Member holding eighty percent (80%) of the Members' Interest.

            A meeting of the  Members  may be called at any time by any  Member.
Meetings of Members shall be held at the Company's  principal  place of business or at any other  place  within  the State of New York  designated  by the person calling the meeting. Not less than ten (10) nor more than sixty (60) days before each meeting,  the person  calling the meeting shall give written  notice of the meeting to each Member  entitled to vote at the meeting.  The notice shall state the place, date, hour, and purpose of the meeting. Notwithstanding the foregoing provisions,  each Member who is entitled  to notice  waives  notice if before or after the  meeting the Member  signs a waiver of the notice  which is filed with the records of Members'  meetings,  or is present at the meeting in person or by proxy

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without  objecting  to the  lack  of  notice.  Unless  this  Agreement  provides otherwise,  at a  meeting  of  Members,  the  presence  in person or by proxy of
Members  holding not less than a majority (more than 50 percent) of the Members'
Interest then held by Members  constitutes a quorum. A Member may vote either in person  or by  written  proxy  signed  by the  Member  or by the  Member's  duly authorized attorney in fact.

            In lieu of holding a meeting, the Members may vote or otherwise take action by a written  instrument  indicating the consent of Members  holding such
Members'  Interest then held by Members as would be required for Members to take action under this Agreement.  No written consent shall be effective to take such action unless within sixty (60) days of the earliest dated consent  delivered in accordance  with the Law,  signed  consents  sufficient to take such action have been likewise delivered.  If such consent is not unanimous,  prompt notice shall be given to those  Members who have not  consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

                          16. assignment of Interests

            Except as otherwise provided in this Agreement,  and subject to this
Article 16, no Member or other  person  holding any  interest in the Company may assign, pledge, hypothecate, transfer or otherwise dispose of all or any part of his interest in the Company,  including without limitation the capital,  profits or  distributions  of the  Company  without  the prior  written  consent  of the
Managing Member.

            The Members agree that no Member may  voluntarily  withdraw from the
Company without the affirmative vote or consent of the Managing Member.

            A Member may assign all or any part of such Member's interest in the
allocations  and   distributions   of  the  Company  to  any  of  the  following
(collectively  the  "permitted  assignees"):   the  spouse,  parents,   sisters,
brothers,  descendants,  nieces or nephews of such Member, other than a minor or incompetent;  trust for the sole benefit of one or more of the foregoing; or any person,  corporation,  partnership  or other  entity as to which the Company has given  consent  to the  assignment  of  such  interest  in the  allocations  and distributions of the Company by the affirmative vote or consent of a majority of the Members' Interest.  An assignment to a permitted assignee shall only entitle the  permitted  assignee  to the  allocations  and  distributions  to which  the assigned  interest is  entitled,  unless  such  permitted  assignee  applies for admission  to the  Company  and  is  admitted  to the  Company  as a  Member  in accordance with this Agreement.

            An assignment, pledge, hypothecation,  transfer or other disposition of all or any part of the  interest of a Member in the  Company or other  person holding any interest in the Company in violation of the provisions  hereof shall be null and void for all purposes.

            No assignment,  transfer or other  disposition of all or any part of the interest of any Member  permitted under this Agreement shall be binding upon the Company  unless and until a duly executed and  acknowledged  counterpart  of such assignment or instrument of transfer, in form and substance satisfactory to the Managing Member, has been delivered to the Company.

            As between a Member and an assignee or  transferee  of such Member's interest in accordance with this Agreement,  allocations and  distributions  for any  fiscal  year  shall  be  apportioned  as of the date of the  assignment  or transfer, on the basis of the number of days before and after said date, without regard to the results of the Company's operations before or after the assignment or transfer.

            No assignment or other disposition of any interest of any Member may be made if such  assignment  or  disposition,  alone or when combined with other transactions,  would result in the termination of the Company within the meaning of Section  708 of the Code or under any other  relevant  section of the Code or any successor statute.

            Anything herein  contained to the contrary,  the Managing Member and the Company  shall be entitled to treat the record  holder of the  interest of a
Member as the absolute owner thereof,  and shall incur no

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CUSIP No. 46183P106                  13D             Page 19 of 23 Pages
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liability by reason of  distributions  made in good faith to such record holder, unless and until there has been delivered to the Managing  Member the assignment or other  instrument  of transfer and such other  evidence as may be  reasonably required by the Managing Member to establish to the satisfaction of the Managing
Member that an interest has been assigned or transferred in accordance with this
Agreement.

                          17. Admission of New Members

            The  Managing  Member may admit new Members (or  transferees  of any interests of existing Members) into the Company.

            As a condition to the  admission of a new Member,  such Member shall execute and acknowledge such instruments,  in form and substance satisfactory to the Managing  Member,  as the Managing Member may deem necessary or desirable to effectuate  such  admission  and to confirm the  agreement  of such Member to be bound by all of the terms,  covenants and conditions of this  Agreement,  as the same may have been amended. Such new Member shall pay all reasonable expenses in
connection  with  such  admission,   including  without  limitation   reasonable
attorneys'  fees and the cost of the  preparation,  filing or publication of any amendment to this Agreement or the Certificate of Formation,  which the Managing
Member may deem necessary or desirable in connection with such admission.

            No new Member  shall be entitled to any  retroactive  allocation  of income,  losses, or expense  deductions of the Company.  The Managing Member may make pro rata  allocations  of  income,  losses or expense  deductions  to a new
Member for that  portion of the tax year in which the  Member  was  admitted  in accordance with Section 706(d) of the Code and Regulations thereunder.

                  18. Withdrawal Events Regarding Members and
               Election to Continue the Limited Liability Company

            In the event of the death, withdrawal,  expulsion, or dissolution of a Member, or an event of bankruptcy or insolvency,  as hereinafter defined, with respect to a Member,  or the occurrence of any other event which  terminates the continued membership of a Member in the Company pursuant to the laws of Delaware
(each of the foregoing being hereinafter  referred to as a "Withdrawal  Event"), the  Company  shall  terminate  180 days  after  notice to the  Members  of such
Withdrawal  Event unless the business of the Company is continued as hereinafter provided.  If the business of the Company is continued as hereinafter  provided, the withdrawing Member shall receive,  within 15 days of the date of withdrawal, an  amount  equal to (x) the sum of (i) the  book  value  of the  assets  of the
Company  plus  (ii)  the  net  profit  of the  Company  from  the  last  date of distribution  of  net  profits  to  Members,  multiplied  by (y)  such  Member's
Interest.

            Notwithstanding  a Withdrawal  Event with  respect to a Member,  the
Company shall not terminate, irrespective of applicable law, if within aforesaid
180 day period the  remaining  Members,  by the  affirmative  vote or consent of
Members holding eighty percent (80%) of the Members' Percentage Interests (other than the Member who caused the  Withdrawal  Event),  shall elect to continue the business of the Company.

            If, after Withdrawal Event, there is only one remaining Member, such
Member may  designate a second  Member and give the second  Member such share of the interest of the remaining Member as the remaining Member may designate,  and thereafter  the two Members may elect to continue the business of the Company as aforesaid.

            Each of the Members hereby agrees that within  forty-five days after a Withdrawal  Event,  each promptly shall consent,  in writing,  to continue the business of the Company. The sole remedy for breach of a

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CUSIP No. 46183P106                  13D             Page 20 of 23 Pages
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Member's  obligation  to consent to continue the  business of the Company  under this paragraph shall be money damages (and not specific performance).

            In the event of a Withdrawal  Event with respect to any Member,  any successor in interest to such Member (including without limitation any executor, administrator,  heir, committee, guardian, or other representative or successor)
shall not  become  entitled  to any  rights or  interest  of such  Member in the
Company,  other than the allocations and  distributions  to which such Member is entitled.

            An "event of  bankruptcy  or  insolvency"  with  respect to a Member shall occur if such  Member:  applies for or  consents to the  appointment  of a receiver,  trustee or liquidator of all or a substantial part of his assets;  or makes a general  assignment  for the benefit of creditors;  or is  adjudicated a bankrupt or an  insolvent;  or files a voluntary  petition  in  bankruptcy  or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy,  insolvency,  readjustment of debt or similar law or statute, or an answer admitting the material  allegations of a petition filed against him in any bankruptcy,  insolvency,  readjustment of debt or similar proceedings; or
takes any action for the purpose of effecting any of the foregoing; or an order, judgment or decree shall be entered,  with or without the application,  approval or consent of such Member, by any court of competent  jurisdiction,  approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member,  and such order,  judgment or decree  shall  continue unstayed and in effect for thirty days.

                        19. Dissolution and Liquidation

            The  Company  shall  terminate  upon  the  occurrence  of any of the following:  the  election  by the Members to  dissolve  the Company  made by the affirmative  vote or consent  of Members  holding  eighty  percent  (80%) of the
Members' Interest (including the vote of the Managing Member); the occurrence of a  Withdrawal  Event with  respect to a Member and the failure of the  remaining
Members to elect to continue  the  business  of the  Company as provided  for in
Article  18 above;  sale or other  disposition  of all of the  shares of Invicta
Common Stock and warrants  then held by the Company;  conversion of all Units as set forth in Article  11; or any other event  which  pursuant to this  Agreement shall cause a termination of the Company.

            The  liquidation of the Company shall be conducted and supervised by the Managing  Member;  or if there be none then by a person  designated for such purposes by Article 15 (the "Liquidating  Agent").  The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

            Promptly after the termination of the Company, the Liquidating Agent shall  cause to be prepared  and  furnished  to the Members a statement  setting forth the assets and  liabilities of the Company as of the date of  termination.
The Liquidating Agent, to the extent practicable,  shall liquidate the assets of the Company as promptly as possible,  but in an orderly and businesslike  manner so as not to involve undue sacrifice.

            The  proceeds of sale and all other  assets of the Company  shall be applied and distributed in the following  order of priority:  (a) to the payment of the expenses of  liquidation  and the debts and  liabilities  of the Company, other than debts and  liabilities  to  Members;  (b) to the payment of debts and liabilities  to  Members;  (c)  to the  setting  up of any  reserves  which  the
Liquidating  Agent  may  deem  necessary  or  desirable  for any  contingent  or unforeseen  liabilities or  obligations of the Company,  which reserves shall be paid over to an attorney-at-law admitted to practice in the State of New York as escrowee,  to be held for a period of one year for the purpose of payment of the aforesaid  liabilities  and  obligations,  at the expiration of which period the balance of such reserves shall be distributed as hereinafter  provided;  and (d)
to the Members in proportion to the Members' Interest.

            If the Liquidating  Agent shall determine that it is not practicable to liquidate al I of the assets of the Company, the Liquidating Agent may retain assets  having a fair market value equal to the amount by which the net proceeds of  liquidated  assets are  insufficient  to satisfy  the debts and  liabilities referred to above.

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CUSIP No. 46183P106                  13D             Page 21 of 23 Pages
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                         20. Representations Of Members

            Each of the Members represents,  warrants and agrees that the Member is  acquiring  the  interest in the Company for the  Member's  own account as an investment and not with a view to the sale or distribution  thereof; the Member, if an  individual,  is over the age of 21, or if the Member is an  organization, such organization is duly organized, validly existing and in good standing under the laws of its state of  organization  and that it has full power and authority to execute and  perform its  obligations  under this  Agreement;  and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, as amended,  the Rules and
Regulations of the Securities and Exchange  Commission,  or any applicable laws, rules or regulations of any State or other governmental authorities, as the same may be amended.

                     21. Certificates Evidencine Membership

            Every  membership  interest in the Company  shall be  evidenced by a
Certificate of Membership  issued by the Managing  Member.  Each  Certificate of
Membership  shall  set  forth  the name of the  Member  holding  the  membership interest  and the  Member's  Interest  held by the  Member,  and shall  bear the following legend:

            These  securities have not been registered  under the Securities Act of 1933, as amended, They may not be sold or offered for sale in the absence  of  (1)  an  effective  registration  statement  as to  the securities  under  that  act or an  exemption  therefrom,  or (2) an opinion of counsel  satisfactory  to the  Managing  Member that such registration  is not required.  The transfer of these  securities is also subject to any limitations  specified in the Company's  Amended and Restated Operating Agreement, dated as of March 15, 2001.

                                  22. Notices

            All notices,  demands, requests or other communications which any of the parties to this Agreement may desire or be required to give hereunder  shall be in writing and shall be deemed to have been properly given if sent by Federal
Express  or  other  nationally  recognized  overnight  delivery  service  or  by registered or certified mail, return receipt requested, addressed as follows:(a)
if to the Company,  to the Company c/o the Managing  Member at its address first above  written  or as set  forth in  Article  16 in the  event  of a  substitute
Managing  Member or to such other  address or addresses as may be  designated by the Company or the  Managing  Member by notice to the  Members  pursuant to this
Article 22; (b) if to the Managing Member, at his address first above written or to such other address or addresses as may be designated by such Managing  Member by notice to the Company and the Members pursuant to this Article 22; and (c) if to any Member,  to the address of said Member  first above  written,  or to such other  address as may be  designated by said Member by notice to the Company and the other  Members  pursuant to this  Article  22.  Each  Member  shall keep the
Company and the other Members informed of such Member's current address.

                             23. Power of Attorney

            Each Member,  whether a signatory hereto or a subsequently  admitted
Member,  hereby  irrevocably   constitutes  and  appoints  the  Managing  Member
(including any successor  Managing Member) the true and lawful  attorney-in-fact of such Member, and empowers and authorizes such attorney-in-fact,  in the name, place and stead of each Member, to execute,  acknowledge,  swear to and file the
Certificate of Formation and any amendments thereto, and any other certificates, instruments  and  documents  which may be required to be executed or filed under laws of any State or of the United  States,  or which the Managing  Member shall deem advisable to execute or file,  including without limitation all instruments which may be required to effectuate  the formation,  continuation,  termination, distribution or liquidation of the Company.

            It is expressly acknowledged by each Member that the foregoing power of attorney is coupled

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with an  interest  and  shall  survive  any  assignment  by such  Member of such
Member's Interest in the Company;  provided,  however, that if such Member shall assign all of his  interest  in the  Company  and the  assignee  shall  become a substituted  Member in  accordance  with  this  Agreement,  then  such  power of attorney  shall  survive  such  assignment  only for the purpose of enabling the
Managing  Member  to  execute,  acknowledge,  swear to and file all  instruments necessary or appropriate to effectuate such substitution.

            A power of  attorney  similar to the  foregoing  shall be one of the instruments  which the  Managing  Member may require a new Member to execute and acknowledge;  however,  the power of attorney in this Agreement shall be binding upon any now Member even in the absence of such separate power of attorney. Upon the election of any new Manager, each Member at the request of the Manager shall execute and  acknowledge a new power of attorney as provided above  expressly in favor of such new Manager;  however,  the power of attorney provided above shall inure  to the  benefit  of each  new  Manager  even in the  absence  of such new confirmatory power of attorney.

                                 24. Amendments

            This Agreement may not be altered, amended,  changed,  supplemented, waived or  modified  in any  respect or  particular  unless the same shall be in writing  and agreed to by the  affirmative  vote or consent of a majority of the
Members' Interest (including the vote of the Managing Member),  except that, for as long as the  restrictions  set forth in  Article 16 of this  Agreement  shall remain in force, the provisions of such Article shall apply.

                               25. Miscellaneous

            This  Agreement  and  the  rights  and  liabilities  of the  parties hereunder shall be governed by and determined in accordance with the laws of the
State  of  Delaware.  Every  provision  of  this  Agreement  is  intended  to be severable. If any provision of this Agreement shall be invalid or unenforceable, such  invalidity or  unenforceability  shall not affect the other  provisions of this Agreement, which shall remain in full force and efTect.

            Any dispute under this  Agreement  shall be submitted to arbitration under the American  Arbitration  Association  (the "AAA") in New York City,  New
York,  and shall be finally and  conclusively  determined  by the  decision of a board of arbitration  consisting of three (3) member (hereinafter referred to as the "Board of  Arbitration")  selected as according to the rules  governing  die
AAA. The Board of  Arbitration  shall meet on  consecutive  business days in New
York City, New York, and shall reach and render a decision in writing (concurred in by a majority of the members of the Board of Arbitration) with respect to the amount,  if any,  which the losing  party(ies)  is  required to pay to the other pary(ies)  in  respect  of a claim  filed.  In  connection  with  rendering  its decisions, the Board of Arbitration shall adopt and follow the laws of the State of Delaware.  To the extent  practical,  decisions  of the Board of  Arbitration shall be rendered no more than thirty (30) calendar days following  commencement of proceedings  with respect thereto.  The Board of Arbitration  shall cause its written  decision to be  delivered to all parties  involved in the dispute.  The
Board of  Arbitration  shall be  authorized  and is  directed to enter a default judgment  against any  party(ies)  refusing to  participate  in the  arbitration proceeding within thirty (30) days of any deadline for such  participation.  Any decision  made by the  Board  of  Arbitration  (either  prior  to or  after  the expiration of such thirty (30) calendar day period) shall be final,  binding and conclusive  on the parties to the  dispute,  and  entitled to be enforced to the fullest  extent  permitted  by  law  and  entered  in  any  court  of  competent
jurisdiction.The  prevailing  party(ies)  shall be awarded  its  (their)  costs, including  attorneys'  fees, from the  non-prevailing  party(ies) as part of the arbitration award. Any party shall have the right to seek injunctive relief from any court of competent  jurisdiction in any case where such relief is available.
The prevailing party(ies) in such injunctive action shall be awarded its (their)
costs, including attorneys' fees, from the non-prevailing parry.

            The captions in this Agreement are for convenience  only and are not to be considered in construing this  Agreement.  All pronouns shall be deemed to the  masculine,  feminine,  neuter,  singular  or plural as the  identity of the person or persons may  require.References  to a person or persons  shall include
partnerships,   corporations,   limited  liability   companies,   unincorporated
associations,  trusts,  estates and other types of entities. The Managing Member and the Members  collectively are referred to herein as the Members.  Any one of the Members is

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referred to herein as a Member

            This  Agreement,  and any  amendments  hereto,  may be  executed  in counterparts all of which taken together shall constitute one agreement.

            This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter  hereof.  If the Delaware  Limited  Liability
Company Law is  subsequently  amended or  interpreted  in such a way to make any provision of this  Agreement  that was formerly  invalid  valid,  such provision shall be considered to be valid from the effective  date of such  interpretation or amendment.

            Subject to the limitations on transferability contained herein, this
Agreement  shall be binding upon and inure to the benefit of the parties  hereto and  to  their  respective  heirs,  executors,  administrators,  successors  and permitted assigns.

above written

            IN WITNESS  WHEREOF,  the parties hereto have executed this Agrement on the date first above written.